FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of:	_____________November________
Commission File Number:	0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive
North Vancouver, British Columbia
Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	______	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ E.Bennett E. Bennett CFO

Dated:  November 07, 2007

MIRAMAR MINING CORPORATION Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780
November 6, 2007	NEWS RELEASE 07-24	MAE - TSX MNG-AMEX

Miramar Announces Issuance of Water License for Doris North

VANCOUVER -- Miramar Mining Corporation announced today that on November 5, 2007 the Minister of Indian and Northern Affairs Canada approved and signed a 6 year type A water license to Miramar Hope Bay Limited covering the construction, operation and ultimate reclamation of the Doris North Project.

As announced on September 20, 2007 the Nunavut Water Board (“NWB”) issued a positive “decision” on the water license application for the Doris North mine, and recommended to the Minister of INAC that the license be approved in conjunction with terms and conditions, which Miramar will be reviewing and working cooperatively with all stakeholders to fulfill. The minister has granted the license and set bond amounts of $11.714 million to address reclamation costs for Doris North. The form and posting of this security will be determined between the parties.

This approval is a significant development leading towards gold production in Nunavut. Other key authorizations still required for Doris include: a) a commercial lease from the Kitikmeot Inuit Association; b) a production lease with Nunavut Tunngavik Inc. and c) authorizations under the Fisheries Act to allow for the construction and operation of the mine’s tailings facility. Discussions on the commercial and production leases are well advanced and are not expected to delay the start of construction or production. Environment Canada and the Department of Fisheries and Oceans Canada have initiated proceedings to add the Tail Lake tailings facility to Schedule 2 of the Metal Mining Effluent Regulation (MMER) and this process is expected to be complete by the second quarter of 2008.

“The final approval of the Water License for Doris North represents a significant milestone for Nunavut and for the communities of the Western Kitikmeot Region,” said Tony Walsh, President and CEO of Miramar Mining Corporation. “We now look forward to working with the remaining agencies and stakeholders to move the process forward and would like to express our appreciation for their commitment to maintaining regulatory responsibility while balancing the need for progress.”

As previously announced, Miramar’s plans for the Doris North Mine’s targeted production schedule is to commence milling operations in late 2008 contingent on all necessary regulatory licenses and approvals.

Miramar Board Recommended Cash Offer from Newmont

As announced on October 9, 2007, Newmont Mining Corporation (NYSE:NEM) and Miramar have entered into a definitive support agreement that provides for the acquisition by Newmont, with the unanimous support of the Miramar board of directors, all of the outstanding common shares of Miramar for $6.25 cash per common share. Newmont’s take-over bid circular and Miramar’s directors circular has been mailed to all Miramar shareholders. The offer is open for acceptance until 5:00pm (Toronto time) on December 6, 2007, unless extended and is subject to customary conditions.

Hope Bay Project

The Hope Bay project is 100% owned by Miramar, extends over 1,000 sq.km. and encompasses one of the most prospective undeveloped greenstone belts in Canada. The belt contains a number of significant gold deposits including the Doris North Project which is anticipated to become the first new gold mine in Nunavut.

For more information on Miramar Mining Corporation and its projects visit our website at www.miramarmining.com.

Forward Looking Statements

Statements relating to permitting and work at the Hope Bay project and the expected results of this work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ‘projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that necessary mining and construction leases may not be obtained on favourable terms or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the

year ended December 31, 2006 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:

Anthony P. Walsh

President & CEO

Miramar Mining Corporation

Tel: (604) 985-2572             Fax: (604) 980-0731

Toll Free: 1-800-663-8780Email: info@miramarmining.com